

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2011

Via E-mail
John L. Plueger
Executive Vice President,
General Counsel & Secretary
Air Lease Corporation
2000 Avenue of the Stars, Suite 1000N
Los Angeles, CA 90067

> **Re:** **Air Lease Corporation**
> **Amendment No. 1 to Form S-1**
> **Filed July 11, 2011**
> **File No. 333-173817**

Dear Mr. Plueger:

We have reviewed the above-captioned filing and have the following comments.

General

1. We note that on June 6, 2011, subsequent to filing this registration statement, you issued to certain institutional investors $120 million in aggregate principal amount of senior unsecured notes. Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form S-1 was filed, on the private offering referenced in your Item 15 disclosure. If you do not believe the public offering constitutes general solicitation or general advertising with regard to the note offering, please explain. Refer generally to SEC Release No. 33-8828 (Aug. 3, 2007).

Selling stockholders, page 129

2. We note your response to comment four in our letter dated May 19, 2011. Please specifically describe the transaction(s) in which Genefinance S.A. acquired its Class B common stock. In addition, with respect to your disclosure in footnotes 5, 9, 11, 13, 22, 23, 28, 33, 34, 37, 38, 39, 50, 51, 61, 69, and 70, we have the following comments:

    - Where you have not identified the natural persons who have voting and/or dispositive authority over the shares owned by the selling stockholders, please do so. See, e.g., Question 240.04 of our Regulation S-K Compliance and Disclosure Interpretations available on our website.

- Where you identify natural persons as potentially being deemed beneficial owners of the subject shares, please revise your disclosure to clarify whether this means that such natural persons have voting and/or dispositive authority over those shares.

3. We note your reference to "Other Selling Stockholders" in your selling stockholder table and your disclosure in footnote (92) thereto. Please clarify whether the number of shares attributed to "Other Selling Stockholders" includes the shares of Class A common stock underlying the Class B common stock and supplementally explain the basis for omitting the identity of these selling stockholders at the time of effectiveness. If you are relying on a staff interpretation, please identify the guidance by number and location.

Item 15. Recent sales of unregistered securities, page II-2

4. Please provide the disclosure required by Item 701 of Regulation S-K with respect to the transaction(s) in which Genefinance S.A. acquired its Class B common stock.

Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Mark H. Kim, Esq.
        Munger, Tolles & Olson LLP (via E-mail)